

August 17, 2023

Eduardo Bezerra
Chief Financial Officer
PERRIGO Co plc
The Sharp Building, Hogan Place
Dublin 2
Ireland D02 TY74

> **Re: PERRIGO Co plc**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 8-K**
> **Filed August 8, 2023**
> **File No. 001-36353**

Dear Eduardo Bezerra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K dated August 8, 2023

Reconciliation of Non-GAAP Measures, page 13

1. Your reconciliation of Non-GAAP measures includes several line items and subtotals from the Statement of Operations. Please address the following:
    - Tell us why you believe your presentation is consistent with C&DI 102.10(a) and 102.10(c).
    - Tell us the nature of the $10.0 million milestone payments received related to royalty rights adjustment and why you believe the adjustment is consistent with C&DI 100.01.
    - Tell us why the $10.0 million adjustment is added in the Interest and Other column but subtracted in the Income from Continuing Operations column.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences